**Form 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002

**SGL CARBON Aktiengesellschaft**

(Name of registrant)

**Rheingaustraße 182**
**65203 Wiesbaden**
**Germany**

(Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Exhibit Index**

1. One English-language copy of a press release of the Company dated August 8, 2002.

2. One English-language copy of the Report on the First Half of 2002.

**EXHIBIT 1**

# SGL Carbon cuts debts in first half of 2002

- **Net debt reduced by €71 million to €456 million since the beginning of the year**
- **Reduction in losses at SGL Technologies exceeds expectations**
- **High capacity utilization in Graphite Electrodes in second half of 2002**
- **Ongoing weak economic situation in Graphite Specialties + Corrosion Protection**

*WIESBADEN, August 8, 2002.* In a continuing difficult economic environment, the SGL Carbon Group increased sales in Q2/2002 by 6% to €277 million as compared to Q1/2002. The consolidated profit from operations rose in Q2/2002 by more than €6 million to €7 million as compared to the previous quarter. This improvement was due in particular to the significant reduction in losses at SGL Technologies, as well as an improvement in results from Carbon and Graphite and Corrosion Protection.

As part of its 5-point Program introduced at the beginning of 2002, the Company has reduced its net financial liabilities (net debt) in Q2/2002 by €51 million. In total, SGL has already reduced its net financial liabilities since the beginning of the year by €71 million to €456 million. This was mainly achieved by reducing working capital and cutting capital spending well below depreciation and amortization. Working capital reduction measures included – as already practiced in previous quarters - the sale of receivables. The planned reduction of inventory levels resulted in lower capacity utilization and a negative impact on profit from operations in H2/2002. In H1/2002, the consolidated profit from operations declined to €8 million (H1/2001: €34 million before provisions for antitrust risks).

In the first half of 2002, net financing costs declined year-on-year by 56% to €-15 million (H1/2001: €-34 million) mainly due to non-cash exchange rate effects and positive adjustments resulting from the deferred payment schedule for US anti-trust liabilities. Losses before taxes in H1/2002 declined by €27 million to €-7 million as compared to H1/2001 (€-34 million). The Company reduced its net loss year-on-year by €25 million to €-11 million (H1/2001: €-36 million).

**SGL CARBON AG**
**Corporate Communications, Media Relations**
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
e-mail: cpc@sglcarbon.de, Internet www.sglcarbon.de

## Carbon and Graphite (CG)

Due to the first signs of recovery in the steel industry in Q2/2002, graphite electrodes volume was up 22% as compared to Q1/2002, to 42,100 tons. SGL Carbon expects this positive utilization to continue in H2/2002 and into 2003. However, sales revenue in H1/2002 fell year-on-year by 16% to €267 million, due to the cyclical weakness in the steel industry and an accompanying planned reduction in customer inventory levels. The volume of graphite electrodes in H1/2002 declined 14% as compared to the same period of 2001 to 76,700 tons. In the first six months of this year, profit from operations was down year-on-year at €24 million as compared to €49 million.

The average price for graphite electrodes in H1/2002 was €2,342/ton, down 14% year-on-year. In Q2/2002, the price fell 7% as compared to Q1/2002 to €2,255/ton, when the Company was still fulfilling orders from 2001 at higher prices. At the beginning of July 2002, SGL Carbon announced a worldwide price increase for graphite electrodes of €220/ton, to take immediate effect for all new business. It is expected that this move will be fully reflected in profits from the beginning of 2003 at the earliest.

With a sales increase of 20% to €76 million in H1/2002, SGL Carbon's remaining CG business lines (carbon electrodes, cathodes and furnace linings) did well, mainly because of the positive developments in cathodes for the aluminum industry. The Company is reiterating its earlier forecasts for additional improvements to sales revenue and earnings in H2/2002, mainly due to good capacity utilization, the benefits of its restructuring measures and lower raw material costs.

## Graphite Specialties (GS)

Sales revenue in H1/2002 was down 20% as compared to the same period of the prior year, at €101 million, due to the continuing weak economy in Europe and North America, and the resulting lower levels of customer investment. The semiconductor materials business was particularly hit by the low level of demand. The reduction in capacity caused by lower demand and the company-wide objective of reducing working capital led to a decline in profit from operations to €3 million in H1/2002 as compared to €12 million in H1/2001.

In view of the ongoing poor performance of its key industries – including semiconductors, chemicals and tool manufacturing – SGL Carbon is not anticipating any meaningful improvement in demand in H2/2002. SGL expects further cost cuts planned as part of its restructuring program, as well as other planned measures, to have a positive impact on earnings in H2/2002 as compared to the first half of the year.

**Corrosion Protection (CP)**

The current economic environment resulted in lower investing and maintenance spending (including the chemical and plant engineering industries) and led to a drop in sales revenue in H1/2002 of 8% to €92 million as compared to the same period of the previous year. Despite the decline in sales caused by current economic conditions, profit from operations was only slightly below the result for H1/2001 (€1 million). Ongoing cost-cutting measures were unable to fully compensate for the drop in capacity utilization. SGL expects sales revenue and profit from operations to see the normal seasonal improvement in H2. Increased cost savings should enable the Company to further improve profit from operations.

**SGL Technologies (SGL T)**

The Company was able to cut the loss from operations in H1/2002 by 61% to €7 million as compared to H1/2001. In particular, its carbon fiber business for aircraft brakes developed satisfactorily and SGL Carbon acquired a number of new projects for its graphite foils business (expanded graphite) in the automotive industry. Losses by its brake disc and fuel cell component activities were cut by half as compared to the same period of the prior year.

Market establishment and development for carbon ceramic brake discs is proceeding according to plan. Series production started at the newly certified factory in Meitingen, Germany (near Augsburg) on July 1, 2002. At €24 million, SGL Carbon's investment costs were 10% below budget. For 2002 as a whole, the Company is confirming its outlook that losses at SGL T will be halved as compared to 2001.

## Employees

The number of employees in the Group dropped by 282 from 8,197 at the end of 2001 to 7,915 at June 30, 2002 as a result of the restructuring measures.

## Outlook

For the second half of 2002, graphite electrodes and cathodes capacity is largely utilized. In view of the difficult ongoing economic environment in the Graphite Specialties and Corrosion Protection customer industries, the Company is not expecting a meaningful recovery in demand in H2/2002. The Company will continue its strict working capital reduction policy and further reduce inventory levels. In addition, SGL Technologies will continuously reduce its losses over the balance of the year.

The restructuring program for the Carbon and Graphite and Graphite Specialties Businesses announced at the end of 2001 is exceeding expectations. For the year as a whole, SGL Carbon is expecting cost savings totaling €25 million, as against the €22 million initially announced. Savings from the restructuring program will mainly benefit the profit from operations in H2 and the Company is therefore expecting earnings to show a substantial improvement in H2/2002 over H1/2002 and also over H2/2001.

## SGL Carbon Group Financial Highlights

(€ million, earnings per share in €)

| | H1 **2002** | H1 2001 |
|---|---|---|
| Sales revenue | **538.1** | 616.8 |
| Profit from operations before depreciation and amortization (EBITDA) | **47.6** | 77.6 |
| Profit from operations [(1)] | **8.1** | 34.2 |
| Return on sales [(2)] | **1.5%** | 5.5% |
| Net loss for the period | **-11.5** | -36.4 |
| Earnings per share | **-0.50** | -1.69 |

| | **June 30, 2002** | Dec 31, 2001 |
|---|---|---|
| Total assets | **1,366** | 1,495 |
| Equity | **215** | 255 |
| Net financial liabilities (net debt) | **456** | 527 |
| Gearing [(3)] | **2.1** | 2.1 |
| Equity ratio [(4)] | **15.7%** | 17.1% |

[(1)] Before provisions for antitrust risks / [(2)] Ratio of profit from operations to sales
[(3)] Ratio of net financial liabilities to equity / [(4)] Ratio of equity to total assets

***(The complete interim report is available online at:** www.sglcarbon.com)*

Important Notice:
*This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.*

For further information, please contact:

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 (0) 6 11 / 60 29 105 // Fax: +49 (0) 6 11 / 60 29 101
Mobile +49 (0) 170 / 540 2667 // stefan.wortmann@sglcarbon.de

**Form 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002

**SGL CARBON Aktiengesellschaft**

(Name of registrant)

**Rheingaustraße 182**
**65203 Wiesbaden**
**Germany**

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __     No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Exhibit Index**

1. One English-language copy of a press release of the Company dated August 8, 2002.

2. One English-language copy of the Report on the First Half of 2002.

**EXHIBIT 1**

**EXHIBIT 2**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: August 2002

By: /s/ Robert J. Köhler
Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: /s/ Dr. Bruno Toniolo
Name: Dr. Bruno Toniolo
Title: Member of the Board of Management

**EXHIBIT 2**

SGL CARBON GROUP

Prepared in accordance with International Accounting Standards, IAS (unaudited)

# Report on the First Half of 2002

H1

- **Net financial liabilities in H1/2002 reduced by €71 million to €456 million**
- **Reduction in losses at SGL Technologies exceeds expectations**
- **High capacity utilization in Graphite Electrodes in H2/2002; price increase announced for new business**
- **Ongoing weak economic situation in Graphite Specialties and Corrosion Protection**

## Financial Highlights (€ million, except per share amounts)

| (unaudited) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **538.1** | 616.8 |
| EBITDA | **47.6** | 77.6 |
| Profit from operations[1] | **8.1** | 34.2 |
| Return on sales[2] | **1.5 %** | 5.5 % |
| Net loss before minority interests | **−11.5** | −36.4 |
| Earnings per share | **−0.50** | −1.69 |
| (unaudited) | **June 30, 2002** | **Dec 31, 2001** |
| Total assets | **1,366** | 1,495 |
| Equity | **215** | 255 |
| Net financial liabilities (net debt) | **456** | 527 |
| Debt ratio (gearing)[3] | **2.1** | 2.1 |
| Equity ratio[4] | **15.7 %** | 17.1 % |

[1] Before antitrust charge
[2] Ratio of profit from operations to sales revenue
[3] Financial liabilities less cash and cash equivalents to shareholders' equity.
[4] Shareholders' equity to total assets.

In a continuing difficult economic environment, we increased sales revenue in Q2/2002 by 6 % to €277 million as compared to Q1/2002. Sales of graphite electrodes increased due to the earlier than expected recovery in the steel industry. At SGL Technologies, we improved sales revenue for carbon fibers, graphite foils (expanded graphite) and the aerospace/ defense business operated by our US subsidiary, HITCO. These positive developments were partially offset by declines in our Graphite Specialties and Corrosion Protection businesses due to the reluctance of our customer industries to invest.

As part of our Five-point Program, we have reduced our net debt by €51 million to €456 million in Q2/2002 and by €71 million since the beginning of this year. This was mainly achieved through the reduction of working capital and the cutting of capital spending well below depreciation and amortization. Working capital management policy included – as already practiced in previous quarters – the sale of receivables. The planned reduction of inventory levels resulted in lower capacity utilization and a negative impact on profit from operations.

Profit from operations rose by more than €7 million to €8 million (H1/2001: €34 million before antitrust charge). This improvement is primarily due to the significant reduction in losses at SGL Technologies, as well as an improvement in earnings in Carbon and Graphite and Corrosion Protection.

In the first half of 2002, net financing costs improved year-on-year by 56% to € −15 million (H1/2001: € −34 million), mainly due to non-cash exchange rate effects and positive adjustments resulting from the deferred payment schedule for US antitrust liabilities. Losses before taxes in H1/2002 declined by €27 million to € −7 million as compared to H1/2001 (€ −34 million). Year on year we also reduced the net loss by €25 million to € −11 million (H1/2001: € −36 million).

For the second half of 2002, Graphite Electrode and Cathode capacities are widely utilized. Due to the ongoing difficult economic environment in the Graphite Specialties and Corrosion Protection customer industries, we are not expecting a meaningful recovery in demand in H2/2002. We will continue our strict working capital management policy and further reduce inventory levels. In addition, we will continuously reduce the losses at SGL Technologies over the balance of the year.

Our restructuring program for the Carbon and Graphite and Graphite Specialties Business Areas announced in December 2001 is exceeding expectations. We are expecting cost savings of approximately €25 million for 2002 as a whole, as compared to the €22 million initially announced. The savings from our restructuring program will mainly benefit the profit from operations in H2/2002 and the Company is therefore expecting earnings to show a substantial improvement over H1/2002 and also over H2/2001.

# Segment reporting

## Carbon and Graphite [CG]

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **266.8** | 317.5 |
| EBITDA | **42.2** | 68.0 |
| Profit from operations | **24.0** | 49.3 |
| Return on sales | **9.0 %** | 15.5 % |

- Due to the first signs of recovery in the steel industry in Q2/2002, graphite electrodes volume was up 22 % as compared to Q1/2002, to 42,100 tons. We expect this high utilization to continue in H2/2002 and into 2003.
- However, sales revenue in H1/2002 fell by 16 % year-on-year to €267 million, due to the cyclical weakness in the steel industry and an accompanying reduction in customer inventory levels. Profit from operations declined from €49 million in H1/2001 to €24 million in H1/2002. Sales volume of graphite electrodes in H1/2002 declined 14 % to 76,700 tons as compared to the same period of 2001.
- The average price for graphite electrodes in H1/2002 was €2,342/ton, down 14 % year-on-year. In Q2/2002, the price fell 7 % as compared to Q1/2002 to €2,255/ton, when the Company was still fulfilling orders from 2001 at higher prices.
- On July 3, 2002, we announced a worldwide price increase for graphite electrodes of €220/ton, to take immediate effect for all new business. We are expecting this move to be fully reflected in profits in January 2003 at the earliest.
- With a sales increase of 20 % to €76 million in H1/2002, our remaining CG business (carbon electrodes, cathodes, furnace linings) is doing very well, mainly because of the good business development of cathodes for the aluminum industry.
- We are reiterating our earlier forecasts for additional improvements to sales revenue and earnings in H2/2002, mainly due to overall good capacity utilization, the benefits of our restructuring measures and lower raw material costs.

## Graphite Specialties [GS][1]

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **101.4** | 127.1 |
| EBITDA | **12.0** | 23.2 |
| Profit from operations | **2.9** | 11.8 |
| Return on sales | **2.9 %** | 9.3 % |

[1] 2001 Business Area results have been restated to reclassify the graphite foils business (expanded graphite) from GS to SGL T

- Sales revenue in H1/2002 at €101 million was down 20 % as compared to the same period of the prior year, due to the continuing weak economy in Europe and North America, and the resulting lower levels of customer investment. Our semiconductor materials business was particularly hit by the low level of demand.
- The drop in production volumes caused by lower demand and our objective of reducing working capital resulted in lower plant utilization which negatively impacted profit from operations. Profit from operations amounted to €3 million in H1/2002 as compared to €12 million in H1/2001.
- In view of the ongoing poor performance of our key industries – including semiconductors, chemicals and tool manufacturing – we are not anticipating any meaningful improvement in demand in H2/2002. The further cost cuts planned as part of our restructuring program and other focused measures are expected to have a positive impact on earnings in H2/2002.

## Corrosion Protection [CP]

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **92.1** | 100.1 |
| EBITDA | **3.7** | 6.2 |
| Profit from operations | **–** | 1.0 |
| Return on sales | **0.0 %** | 1.0 % |

- The current economic environment resulted in lower investing and maintenance spending by our customers (including the chemical and plant engineering industries) and led to a drop in sales revenue in H1/2002 by 8 % to €92 million as compared to the same period of the previous year.
- Despite the decline in sales, profit from operations was only slightly below the result for H1/2001 (€1 million). Ongoing cost-cutting measures were unable to fully compensate for the drop in capacity utilization.
- We anticipate sales revenue and profit from operations to see the normal seasonal improvement in H2. Additional cost savings should enable us to further improve profit from operations compared to H1 /2002.

## Established Businesses [CG, GS, CP]

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **460.3** | 544.7 |
| EBITDA | **57.9** | 97.4 |
| Profit from operations | **26.9** | 62.1 |
| Return on sales | **5.8 %** | 11.4 % |

## SGL Technologies [T][1]

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **76.6** | 71.1 |
| EBITDA | **1.6** | –8.7 |
| Loss from operations | **–6.9** | –17.5 |
| Return on sales | **–9.0 %** | –24.6 % |

[1] 2001 Business Area results have been restated to reclassify the graphite foils business (expanded graphite) from GS to SGL T

- We were able to cut the loss from operations in H1/2002 by 61 % to €7 million as compared to H1/2001. In particular, our carbon fiber business for aircraft brakes developed satisfactorily. We acquired a number of new projects for our graphite foils business (expanded graphite) in the automotive industry. Losses of our brake disc and fuel cell component activities were cut by half as compared to the same period of the prior year.
- Market preparation and development for our carbon ceramic brake discs are proceeding according to plan. Series production started at our newly certified factory in Meitingen, near Augsburg, Germany, on July 1, 2002. At €24 million, capital expenditures came out below budget by 10 %.
- For 2002 as a whole, we are confirming our outlook that losses will be at least halved compared to 2001.

## Corporate

| (€ million) | First Half 2002 | 2001 |
|---|---|---|
| Sales revenue | **1.2** | 1.0 |
| Corporate costs | **–11.9** | –10.4 |

- In H1/2002, costs were in line with planning for the year. For 2002 as a whole, we are expecting corporate costs to be roughly the same as in 2001.

## Consolidated Income Statement (€ million, except per share amounts)

| (unaudited) | First Half 2002 | First Half 2001 |
|---|---|---|
| Sales revenue | 538.1 | 616.8 |
| Gross profit | 111.3 | 149.1 |
| Selling, administrative, research and other costs | −103.2 | −114.9 |
| Profit from operations before antitrust charge | 8.1 | 34.2 |
| Antitrust charge | - | −35.0 |
| Profit from operations | 8.1 | −0.8 |
| Financing costs: | | |
| Interest expense on loans | −13.2 | −13.7 |
| Interest expense on pensions | −5.4 | −4.8 |
| Currency impacts on antitrust liabilities (non-cash) | 1.2 | −12.7 |
| Imputed interest on antitrust liabilities (non-cash) | 3.2 | −2.2 |
| Other | −0.6 | −0.2 |
| Net financing costs | −14.8 | −33.6 |
| Loss before tax | −6.7 | −34.4 |
| Income tax | −4.8 | −2.0 |
| Net loss before minority interests | −11.5 | −36.4 |
| Earnings per share | −0.50 | −1.69 |

- As a result of lower interest rates as compared to 2001, interest expense on loans of €13 million in H1/2002 was down €0.5 million year-on-year. The average interest rate was 4.5% (H1/ 2001: 5.1%).
- The weakness of the US dollar in H1/ 2002 led to a positive (non-cash) exchange rate effect of €1.2 million on our US antitrust liabilities.
- The revised payment plan agreed with the US antitrust authorities in H1/2002 led to a one-time reduction in net financing costs of €5 million due to the reduction in the net present value of the liabilities.
- As previously communicated, tax expense is the result of positive earnings from certain companies which can not be offset against loss carryforwards of companies in other countries. In addition, deferred tax assets for actual losses in the USA and the United Kingdom have not yet been recognized. This situation led to a tax relief shortfall of €7 million, which possibly can be reversed in the future.
- Earnings per share are calculated on the basis of the average of 21.8 million shares outstanding (2001: 21.6 million).

## Consolidated Balance Sheet (€ million)

| (unaudited) | June 30, 2002 | Dec 31, 2001 |
|---|---|---|
| **Assets** | | |
| Intangible assets | 101 | 111 |
| Property, plant and equipment | 499 | 554 |
| Long-term investments | 37 | 34 |
| **Noncurrent assets** | 637 | 699 |
| Inventories | 357 | 394 |
| Trade receivables | 182 | 262 |
| Other current assets including cash and cash equivalents | 103 | 60 |
| **Current assets** | 642 | 716 |
| **Deferred tax assets** | 87 | 80 |
| **Total assets** | 1,366 | 1,495 |

| (unaudited) | June 30, 2002 | Dec 31, 2001 |
|---|---|---|
| **Equity and Liabilities** | | |
| **Equity** | 215 | 255 |
| **Minority interests** | 1 | 1 |
| Provisions for pensions and other employee benefits | 193 | 193 |
| Other provisions | 147 | 165 |
| **Provisions** | 340 | 358 |
| Financial liabilities | 494 | 539 |
| Trade payables | 95 | 108 |
| Other liabilities | 176 | 197 |
| **Liabilities** | 765 | 844 |
| **Deferred tax liabilities** | 45 | 37 |
| **Total equity and liabilities** | 1,366 | 1,495 |

- Total assets declined by €129 million as compared to December 31, 2001. Of this figure, €67 million is due to exchange rate effects resulting from the translation of US Dollars, Sterling and Polish Zloty denominated assets.
- Noncurrent assets declined by €62 million since the beginning of the year, largely as a result of exchange rate effects. Capital expenditures of €20 million were well below depreciation and amortization of €40 million.
- Half of the reduction in inventories of €37 million was due to our focused reduction of inventory levels, and the other half to exchange rate effects.
- The drop in receivables of €80 million is due to exchange rate effects and lower sales revenue in both of the first two quarters of 2002 as compared to Q4/2001. Additionally, as already practiced, the sale of receivables contributed to this development.
- Net financial liabilities (net debt) were reduced during the period under review by €71 million to €456 million.
- The equity ratio was 16 %, as compared to 17 % at the end of 2001. This change was mainly due to exchange rate effects.

## Consolidated Statement of Changes in Equity (€ million)

| (unaudited) | 2002 | 2001 |
|---|---|---|
| **Balance at January 1** | 255 | 337 |
| Capital increase | 1 | 2 |
| Net loss, net of minority interests | –11 | –36 |
| Currency exchange differences and other | –30 | 28 |
| **Balance at June 30** | 215 | 331 |

## Employees

The number of employees of the Group dropped by 282 employees from 8,197 at the end of 2001 to 7,915 at June 30, 2002 as a result of restructuring measures.

## Consolidated Cash Flow Statement (€ million)

| (unaudited) | First Half 2002 | 2001 |
|---|---|---|
| **Profit from operations**[1] | **8.1** | 34.2 |
| Depreciation and amortization | **39.5** | 43.4 |
| **EBITDA** | **47.6** | 77.6 |
| Decrease (increase) in working capital | **82.2** | −34.5 |
| **Operational cash flow** | **129.8** | 43.1 |
| Payments related to antitrust proceedings | **−2.8** | – |
| Other operating cash uses | **−40.5** | −23.5 |
| **Cash provided by operating activities** | **86.5** | 19.6 |
| Capital expenditures | **−19.9** | −41.6 |
| Other investing activities | **3.5** | 0.8 |
| **Cash used in investing activities** | **−16.4** | −40.8 |
| **Cash used in/provided by financing activities** | **−44.2** | 27.0 |
| Effect of foreign exchange rate changes in cash | **0.2** | 0.0 |
| Net increase in cash and cash equivalents | **26.1** | 5.8 |
| Cash and cash equivalents at beginning of first half | **12.1** | 9.8 |
| Cash and cash equivalents at end of first half | **38.2** | 15.6 |

[1] Before antitrust charge

- For the first time, the change in working capital is reported without any exchange rate effects.
- Working capital (inventory plus trade receivables minus trade payables) was reduced by €82 million in H1/2002 excluding exchange rate effects.
- Cash used in financing activities of €44 million was used to reduce financial liabilities.
- Other operating cash uses relate to payments made under our restructuring program, tax payments for prior periods and payments from changes in other receivables and liabilities.

SGL CARBON GROUP

**SGL CARBON AG**
**Head Office**
**Investor Relations**

Rheingaustrasse 182
D-65203 Wiesbaden
Phone +49 (611) 60 29-100
Fax +49 (611) 60 29-101
e-mail cpc@sglcarbon.de
www.sglcarbon.com

## Sales Revenue & Profit from Operations by Quarter (€ million)

| | | | | | | 2001 | | | 2002 |
|---|---|---|---|---|---|---|---|---|---|
| **Sales revenue** | Q1 | Q2 | HY | Q3 | Q4 | Year | Q1 | Q2 | HY |
| Carbon and Graphite | 153.1 | 164.4 | **317.5** | 147.0 | 155.3 | 619.8 | 127.2 | 139.6 | **266.8** |
| Graphite Specialties[1] | 63.6 | 63.5 | **127.1** | 56.4 | 47.2 | 230.7 | 51.4 | 50.0 | **101.4** |
| Corrosion Protection | 48.7 | 51.4 | **100.1** | 63.0 | 72.7 | 235.8 | 45.0 | 47.1 | **92.1** |
| **Established Businesses[1]** | 265.4 | 279.3 | **544.7** | 266.4 | 275.2 | 1,086.3 | 223.6 | 236.7 | **460.3** |
| SGL Technologies[1] | 34.6 | 36.5 | **71.1** | 30.1 | 33.9 | 135.1 | 36.4 | 40.2 | **76.6** |
| Other | 0.4 | 0.6 | **1.0** | 1.7 | 9.2 | 11.9 | 1.0 | 0.2 | **1.2** |
| | 300.4 | 316.4 | **616.8** | 298.2 | 318.3 | 1,233.3 | 261.0 | 277.1 | **538.1** |

| | | | | | | 2001 | | | 2002 |
|---|---|---|---|---|---|---|---|---|---|
| **Profit (loss) from operations[2]** | Q1 | Q2 | HY | Q3 | Q4 | Year | Q1 | Q2 | HY |
| Carbon and Graphite | 22.8 | 26.5 | **49.3** | 14.8 | 14.8 | 78.9 | 11.7 | 12.3 | **24.0** |
| Graphite Specialties[1] | 5.8 | 6.0 | **11.8** | 6.6 | 3.9 | 22.3 | 1.8 | 1.1 | **2.9** |
| Corrosion Protection | 0.2 | 0.8 | **1.0** | – | 11.6 | 12.6 | –1.9 | 1.9 | **–** |
| **Established Businesses[1]** | 28.8 | 33.3 | **62.1** | 21.4 | 30.3 | 113.8 | 11.6 | 15.3 | **26.9** |
| SGL Technologies[1] | –9.8 | –7.7 | **–17.5** | –9.6 | –6.6 | –33.7 | –4.6 | –2.3 | **–6.9** |
| Corporate Costs | –5.4 | –5.0 | **–10.4** | –5.7 | –5.3 | –21.4 | –6.0 | –5.9 | **–11.9** |
| | 13.6 | 20.6 | **34.2** | 6.1 | 18.4 | 58.7 | 1.0 | 7.1 | **8.1** |

## Consolidated Income Statements by Quarter (€ million)

| | | | | | | 2001 | | | 2002 |
|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | HY | Q3 | Q4 | Year | Q1 | Q2 | HY |
| Sales revenue | 300.4 | 316.4 | **616.8** | 298.2 | 318.3 | 1,233.3 | 261.0 | 277.1 | **538.1** |
| Cost of sales | –230.4 | –237.3 | **–467.7** | –233.6 | –240.5 | –941.8 | –210.4 | –216.4 | **–426.8** |
| Gross profit | 70.0 | 79.1 | **149.1** | 64.6 | 77.8 | 291.5 | 50.6 | 60.7 | **111.3** |
| Selling/administration/research/other | –56.4 | –58.5 | **–114.9** | –58.5 | –59.4 | –232.8 | –49.6 | –53.6 | **–103.2** |
| Profit from operations[2] | 13.6 | 20.6 | **34.2** | 6.1 | 18.4 | 58.7 | 1.0 | 7.1 | **8.1** |
| Antitrust charge | – | –35.0 | **–35.0** | – | – | –35.0 | – | – | **–** |
| Restructuring charge | – | – | **–** | – | –41.0 | –41.0 | – | – | **–** |
| Profit (loss) from operations | 13.6 | –14.4 | **–0.8** | 6.1 | –22.6 | –17.3 | 1.0 | 7.1 | **8.1** |
| Net financing costs | –17.3 | –16.3 | **–33.6** | 1.4 | –16.3 | –48.5 | –6.3 | –8.5 | **–14.8** |
| Profit (loss) before tax | –3.7 | –30.7 | **–34.4** | 7.5 | –38.9 | –65.8 | –5.3 | –1.4 | **–6.7** |
| Income tax | 1.3 | –3.3 | **–2.0** | –4.8 | –22.4 | –29.2 | –4.0 | –0.8 | **–4.8** |
| Net profit (loss) before minority interests | –2.4 | –34.0 | **–36.4** | 2.7 | –61.3 | –95.0 | –9.3 | –2.2 | **–11.5** |

[1] 2001 Business Area results have been restated to reclassify of the graphite foils business (expanded graphite) from Graphite Specialties to SGL Technologies
[2] Before antitrust charge and restructuring charge

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: August 8, 2002

By: [signature]

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: [signature]

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management